[RIVERVIEW FINANCIAL LETTERHEAD]

April 23, 2019

Via Edgar

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-1004

Attn: Erin Purnell

Re:	Riverview Financial Corporation

Form S-3 Registration Statement

File No. 333-230468

Dear Ms. Purnell:

Pursuant to Rule 461 of the Commission’s rules, Riverview Financial Corporation hereby requests that the Commission accelerate the effectiveness of the above-referenced Registration Statement so that the Registration Statement would become effective at the close of business (5:00 p.m.) on April 25, 2019, or if that date and time is not possible, as soon after your receipt of our filing as practicable.

Riverview understands that: should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kimberly J. Decker, of Barley Snyder, LLP, at (717) 399-1506, with any questions you may have concerning this request.

Sincerely,

/s/ Brett D. Fulk
Brett D. Fulk
Chief Executive Officer

cc: Kimberly Decker